September 19, 2025

Steven Keller
Chief Financial Officer
Rush Enterprises, Inc.
555 IH 35 South
New Braunfels, TX 78130

       Re: Rush Enterprises, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 000-20797
Dear Steven Keller:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Statements of Cash Flows, page 46

1. Please tell us where in the statement of cash flows you record changes in floor plan notes related to PFC, which appears to be affiliated with Peterbilt, and how you determined the treatment was appropriate.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 with any questions.



                                                            Sincerely,
 September 19, 2025
Page 2

                     Division of Corporation Finance
                     Office of Trade & Services